

Mail Stop 7010

VIA FACSIMILE AND U.S. MAIL

December 15, 2008

Mr. Jacques Mot
Chief Executive Officer
Plastinum Polymer Technologies Corp.
10100 Santa Monica Blvd., Suite 300
Los Angeles, CA 90067

> **Re: Plastinum Polymer Technologies Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 5, 2008**
> **File No. 333-154707**

Dear Mr. Mot:

  We have reviewed your response letter dated December 5, 2008 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review.

Registration Statement on Amendment No. 1 to Form S-1

Cover Page of Registration Statement

1. We note your response to comment 3 of our letter dated November 21, 2008. It does not appear that any of the registered shares, other than the shares issuable with respect to the October 15, 2008 dividend payment, are currently issuable. In this regard, we note that the board of directors has the option to issue future dividends in either cash or shares of common stock and none of the future dividends have been declared in shares of common stock. As such, it does not appear appropriate to register such shares at this time. Please revise accordingly.

Description of Business, page 11

2. We note your response to comment 8 of our letter dated November 21, 2008.
    Please revise to clarify whether you currently have any firm orders for your
    products in Asia. Please also comply with this comment with respect to the
    similar disclosure appearing on pages 1, 13 and 17.

Liquidity and Capital Resources, page 20

3. We note the disclosure in the fifth full paragraph on page 21 regarding the
    advances made on behalf of NGH. Please disclose the amount of the advances
    as of the most recent practicable date.

Director Compensation Table, page 30

4. We note your response to comment 10 of our letter dated November 21, 2008.
    Please describe in greater detail the amount paid as compensation to the
    independent director, including the amount payable for attendance at each
    meeting.

Security Ownership of Certain Beneficial Owners and Management, page 31

5. Please explain to us why you have removed "Gommaire Verbruggen" from the
    security holder list.

Selling Stockholders, page 35

6. We note your response to comment 11 of our letter dated November 21, 2008.
    Please provide us with a detailed analysis as to why Swiss law prohibits the
    disclosure of the requested information, including citations to applicable law
    and descriptions as to why those laws apply to the selling stockholders. In
    addition, in light of your response to comment 11, please explain to us why
    disclosure has been added to this section that indicates you will provide the
    requested information in a future filing.

Where You Can Find More Information, page 43

7. We note that you provide the former address of the Commission's public
    reference room. Please revise to provide the current address pursuant to Item
    101(e)(2) of Regulation S-K.

Form 10-KSB for the year ended December 31, 2007

Exhibits 31.1 and 31.2

8. We note your response to comment 28 and await the filing of your amended Form 10-KSB for the year ended December 31, 2007 to include the currently dated certifications in the format provided in your December 5, 2008 response letter.

* * * * * *

Closing

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lisa Haynes, Staff Accountant at (202) 551-3424 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Andrew Schoeffler, Senior Staff Attorney at (202) 551-3748 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Alan C. Ederer, Esq. (*via facsimile 516/977-3056*)
    Westerman Ball Ederer Miller & Sharfstein, LLP
     170 Old Country Road
     Mineola, New York 11501